

SUNN MUSICAL EQUIPMENT CORP

Relaunching an iconic musical instrument brand

sunnamps.com   Petaluma, CA

Highlights

1   From Woodstock and Hendrix to Queen and Nirvana, Sunn has powered the greatest acts in rock history.

2   Since the 1960's Sunn has been one of the most influential and respected brands in music.

3   News on launch day generated 24 stories, 1.65B impressions, and $15.28M ad value.

(4) We presold $50k+ in the first two weeks of announcing our first product available for sale.

(5) The new founders are from Fender, Bose, HP, and Intel, and have founded other successful companies.

(6) This team has a track record of success in growing business from zero to tens of millions in sales.

Featured Investors

 **Jeff Holmes**
Invested $110,000 ⓘ

[Follow]

"On a road trip with Mike Eldred our conversation took an unexpected turn when he hinted at something intriguing in the works. I probed further and uncovered his secret new project: reviving Sunn Amps.

For the past 30 years I have been involved with musicians at every level and I know firsthand the cult-like following Sunn holds. So before Mike could finish telling me about the project I was already looking for a way to be a part of it.

As these new products prepare to enter the market, I'm confident they will spark even more interest. Being in the conversations of what the team is building and having the chance to contribute is truly exciting to me."

 **Dave Freuhling - Strymon**

[Follow]

"When the Sunn team presented their vision and detailed plan to me, I was immediately captivated. The clarity of their strategy and the potential for growth resonated with me, reinforcing my decision to be a part of this journey. I am genuinely excited about the future of this business and am eager to contribute to the innovative directions we're heading in."



Meng Ru Kuok - BandLab



"Being part of Sunn Amps was always going to be an exciting opportunity, especially given my long standing relationship with and trust in the team. I believe in their thoughtful and innovative approach to the revitalization of the Sunn brand and am happy to be able to support them on their latest venture. I'm looking forward to being a part of Sunn's new chapter, one that promises to build on its storied legacy with a clear vision for the future."

Our Team



James Lebihan CEO

James has three decades of experience at the forefront of technology in aerospace, high-performance computing, and internet security. James is also the founder of music company Mission Engineering Inc. and technology company Soundspeed.io.



Mike Eldred CMO

Mike took the Fender Custom Shop from a small, made-to-order business to a $28M+ collectible instruments business with a long backorder list and a record for selling one hundred $20k guitars in two days.



Steve Skillings COO

Steve was a part of the market making Bose L1 portable line array products. He also created the JamHub and BandLab businesses after leaving Bose. BandLab has 60M users and a $425M valuation.



Darius Mostowfi CTO



Skilled in crafting everything from DSP pedals to tube amplifiers , his collaborations include work with renowned brands such as Roger Linn Design, Peavey, Mission Engineering, and more.



Sviatoslav (Fess) Semenikhin CRO

Former CTO of Bandlab and founder of Blackbricks, Fess's expertise is in software development, artificial intelligence and digital signal processing. Fess leads a team of experienced designers and software developers that are key to Sunn's future.



Mark Duffy Financial Advisor

Since beginning his career as a CPA, Mark has become a serial entrepreneur with several successful companies to his name. Mark is a co-founder and board member of Music and Youth Initiative, a non-profit that funds music clubhouses for disadvantaged kids.



Maclyn Eldred Communications Director

With a passion for social media management, Maclyn honed her skills at Michelle Marie PR, named as one of America's best PR agencies by Forbes. Raised around the music industry her entire life, Maclyn has an unparalleled perspective of the business.



Dima Kaschenko Art director



Janusz Labedz Designer

An award-winning designer and engineer, Janusz has twenty years' experience developing some of silicon valley's most influential products including lifesaving medical devices, consumer electronics, and professional audio equipment.

Be A Part Of History







Be A Part Of History

story
Sunn is an iconic music equipment brand
that led innovation in the 60's and 70's.

sunn
was used by

jimi hendrix
led zeppelin
the rolling stones
grateful dead
queen
nirvana

revival
in 2023 a group of music and electronics
industry executives licensed the rights to
build sunn branded products and recreated
sunn



sunn musical equipment corp.nufacture musical instrument amplifiers, speakers, accessories and merchandise using the sunn brand.

plan

Sunn will initially manufacture musical instrument amplifiers, speakers, accessories and merchandise using the Sunn brand.





Products are manufactured in Mission Engineering's existing factories minimizing initial startup costs, sold online and through existing dealer network.





Products split
into Historic and Modern

historic

recreations of classics
for enthusiasts and collectors
at higher price points.



modern

new designs at competitive
price points.



launch

Sunn revival was announced August 1st 2023
in a joint press release with FMIC.

New website and brand style
launched at sunnamps.com







launched at sunnamps.com

sunn amps
amplification
speaker cabinets
spares
merch
history
team
investor
faq
amplification
100S
65W Ultra-linear guitar head with KT-88 tube power stage and Dynaco transformers
200S
65W Ultra-linear bass head with KT-88 tube power stage and Dynaco transformers
sunn
sunn

In week one, news tied to the announcement generated 24 stories, 1.65B impressions, and $15.28M ad value. 10K signups on mailing list.

Premier Guitar included the news in their business-to-business newsletter circulated to 2,100-plus MI industry manufacturers, distributors, builders and marketers.

post launch

Interviews completed with press and online channels such as guitar.com and guitar geek.

Contacted by dealers worldwide requesting to stock Sunn products including Sweetwater in the US and Thomann in Europe.

timeline

timeline

august 2023 ☑
began sales of sunn branded merchandise



october 2023 ☑
begin sales of speaker cabinets & accessories



december 2023 ☑
begin sales of beta series solid state amplifiers



february 2024
begin shipping beta

begin sales of 100s and 200s tube amplifiers

team

Sunn Musical Equipment Corp is a C Corporation registered in California



James Lebihan
CEO



Steve Skillings
COO



Mike Eldred
CMO

















Darius Mostowfi
CTO

Fess Semenikhin
CRO

advisory

Dr Bob Heil
Founder of Heil Sound, PA designer, former Sunn dealer

Rex Baker
Acoustics specialist, designer of Sunn speaker cabs

Rod Goldhammer
Designer of Sunn Alpha and Beta

Terry White
Former head of Sunn Marketing

John Dalrymple
Designer of Sunn Model T

Bill Stahlin
Former test engineer, Sunn audio expert

Steve Sundholm
Audio engineer, son of Sunn's founder

investment

We initially require

$400K

for startup costs and inventory with an additional $400K in 6 months to reach

Additional investment will be required to reach yearly growth milestones ending in a total of $5M in investment





revenue of $3.6M in 2024.

to reach $42M in revenue by 2029.

financial targets

$3.6 M
$14.4 M
$29 M
$33.4 M
$38.1 M
2024
2025
2026
2027
2028

Information contained in the material has been obtained from sources believed to be reliable, but not guaranteed. You should note that the materials are provided "as is" without any express or implied warranties. Past performance is not a guarantee of future results. All investments involve a degree of risk, including the risk of loss.

perks

$100 — **Sunn Founders Kit**
Founders Only T-shirt + Sunn CableCup + Pint glass

$250 — **Sunn Fan**
Founders kit + $250 off a purchase of $1,000 or more (good for 1 year)

		Founders Kit + $250 off a purchase of $1,000 or more (good for 1 year)
$500	**Sunn Super Fan**	Founders kit + $500 off purchase of $2,000 or more (good for 2 years)
$1,000	**Sunn Backstage Pass**	Founders kit +$1,000 off purchases up to $4,000+ (good for 2 years)
$2,500	**Sunn Crew**	Founders kit + $2,500 off purchases up to $5,000 (good for 2 years)
$5,000	**Sunn Insider**	Founders Kit + 25% off purchases up to $5k; Limited Edition and Artists Pre-Order Early Access (14 days early access for lowest serial numbers)
$10,000	**Sunn Collaborator**	Founders Kit, $25% off purchases up to $10,000, Early Pre-Order Access, Product Beta Tester for 1 New Product.
$25,000	**Sunn Band Member**	Sunn Collaborator perk plus 2 Product Beta Tester Selections
$50,000	**Sunn Product Team Member**	Sunn Band Member + Help Us Design 1 Sunn Moderns Product (Alpha Tester)

Press

Guitar.com: "We lost Sunn for 20 years. We're not going to repeat that mistake" – Sunn CEO James Lebihan on giving the brand a "path forward"

MusicRadar: Sunn Amplifiers is officially back, with new amps from the legendary brand expected by the end of year

Guitar Player: "The World Needs It Back": Sunn Amps Make Historic Return